FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

The Administrators of the GlaxoSmithKline 2009 Deferred Annual Bonus Plan (the Plan) notified the Company and the under-mentioned Persons Discharging Managerial Responsibility (PDMR) on 17 January 2014 of the following increases in their interests in American Depositary Shares (ADSs) at a price of $52.913 per ADS following the re-investment of dividends paid to shareholders on 9 January 2014.

Mrs D P Connelly	Acquisition of 36.779 ADSs under the personal contribution element of the Plan.

Acquisition of 37.654 ADSs under the matching element of the Plan (Company contribution).

Mr W C Louv	Acquisition of 26.978 ADSs under the personal contribution element of the Plan.

Acquisition of 27.591 ADSs under the matching element of the Plan (Company contribution).

The afore-mentioned individuals have elected to participate in the Plan in respect of their 2010, 2011 and 2012 bonus on a post-tax basis. The notional dividends accrued under the matching element will be paid out in proportion to the percentage of the participant's Plan holdings that will vest following the end of the relevant measurement period.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Sonja Arsenić
Corporate Secretariat
17 January 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 17, 2014

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc